UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD
Specialized Disclosure Report
Lumentum Holdings Inc.
(Exact name of Registrant as specified in its charter)

Delaware	001-36861	47-3108385
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1001 Ridder Park Drive, San Jose, CA	95131
(Address of Principal Executive Offices)	(Zip Code)
Judy Hamel, Esq., Sr. Vice President, General Counsel and Secretary
(408) 546-5483
(Name and telephone number, including area code, of the person to contact in connection with this report)
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2020 to December 31, 2020

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
Information required by this Item is incorporated by reference to the Conflict Minerals Report attached hereto as Exhibit 1.01.
A copy of this Form SD, including the Lumentum Holdings Inc. Conflict Minerals Report, is publicly available at www.lumentum.com/investors.
Item 1.02 Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.
Section 2 - Exhibits
Item 2.01 Exhibits

The following exhibit is filed as part of this Report.

Exhibit No.	Description

1.01	Conflict Minerals Report of Lumentum Holdings Inc. for the reporting period from January 1, 2020 to December 31, 2020

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LUMENTUM HOLDINGS INC.

	By:	/s/ Judy Hamel
	Name:	Judy Hamel
	Title:	General Counsel and Secretary

May 28, 2021